

December 4, 2013

<u>Via E-mail</u>
Ms. Tricia L. Fulton
Chief Financial Officer
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243

> **Re: Sun Hydraulics Corporation
>   Form 10-K
>   Filed March 12, 2013
>   File No. 0-21835**

Dear Ms. Fulton:

We have reviewed your response dated November 14, 2013 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 29, 2012</u>

<u>18. Segment Reporting, page 52</u>

1. We have read your response to comment 1 in our letter dated October 21, 2013. Please confirm that in future filings beginning with your 2013 Form 10-K, you will provide a more expansive analysis in MD&A regarding the results of operations for your foreign subsidiaries, including addressing disparities in operating income among these entities. Please provide us a draft of this disclosure as it would have been included in your 2012 Form 10-K.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Jay Ingram, Branch Chief, at (202) 551-3397, with any other questions.

>   Sincerely,
>
>   /s/ Terence O'Brien
>
>   Terence O'Brien
>   Branch Chief